EXHIBIT 21.1

THORNBURG MORTGAGE, INC.

LIST OF SUBSIDIARIES

Name	State of Incorporation
Thornburg Mortgage Home Loans, Inc.	Delaware

Thornburg Mortgage Acceptance Corporation II	Delaware

Thornburg Mortgage Funding Corporation II	Delaware

Thornburg Mortgage Hedging Strategies, Inc.	Delaware

Thornburg Mortgage Depositor, L.L.C.	Delaware

Thornburg Mortgage Capital Resources, LLC	Delaware